Form 4

1.   Name and Address of Reporting Person -
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, New York 10271
2.   Issuer Name and Ticker or Trading Symbol - MFC Bancorp
     Ltd. ("MXBIF")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - August, 2000
5.   If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person to Issuer - 10% Owner and Director

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $.01 Par Value
2.   Transaction Date. -- August 8, 2000.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 131,800
          (A)  or (D) = A.
          Price 7.1250
2.     Transaction Date. -- August 17, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 13,200
          (A)  or (D) = A.
          Price 7.5752
2.     Transaction Date. -- August 18, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 1,000
          (A)  or (D) = A.
          Price 8.0000
2.     Transaction Date. -- August 18, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 700
          (A)  or (D) = A.
          Price 8.1250
2.    Transaction Date. -- August 21, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 5,000
          (A)  or (D) = A.
          Price 8.1700
2.     Transaction Date. -- August 22, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 2,600
          (A)  or (D) = A.
          Price 8.2933
2.     Transaction Date. -- August 23, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 800
          (A)  or (D) = A.
          Price 8.0625
2.     Transaction Date. -- August 24, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 1,700
          (A)  or (D) = A.
          Price 8.0000
2.     Transaction Date. -- August 25, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 1,000
          (A)  or (D) = A.
          Price 8.2500
5.   Amount of Securities Beneficially Owned at End of Month
  = 260,000
6.   Ownership Form   -- (D).
7.   Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     = 1,586,500
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership -- I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 500,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership -- Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 100,000.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership -- Kellogg,
     J.C. Foundation of which Mr. Kellogg is a trustee. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.


September 7, 2000                       Peter R. Kellogg
Date                                    Peter R. Kellogg